News Release

Dynasty Gaming Approved for OTC Bulletin Board Trading

Montreal, Canada…..22 February 2007…..Dynasty Gaming Inc. (TSXV: “DNY”; OTCBB: “DNYFF”) is pleased to announce that all approvals for the trading of its shares on the Over-The-Counter Bulletin Board (OTC BB: www.otcbb.com) have been received and trading began on February 16 under the symbol “DNYFF”. The final “F” in the symbol denotes a foreign company listing, as Dynasty is headquartered in Montreal, Canada.

Albert Barbusci, chief executive of Dynasty Gaming, stated, “We are happy to have this OTC BB listing process completed. Apart from those U.S. investors already holding our shares, a considerable number of other U.S. institutions and money managers have expressed an interest in investing in our company, provided Dynasty’s shares could be traded on a U.S.-based market. By securing approval for the trading of our shares on the OTC BB, we have met this condition, and we are confident that an expanded base of U.S. investors will result. We are certain that we will attain sufficient liquidity on the OTC BB, so as to provide a suitable market for our shares traded in the United States.”

Dynasty has made significant and important strides in developing Chinese marketing partners and distributions channels for its Mahjong gaming software. China is acknowledged as an enormous market where Internet usage is growing at a rate greater than most other places in the world. Mahjong is recognized as a national sport in China, and the public appetite for online games is strong and expanding. Through its contract link with Beijing Junnet Science & Technology Company Ltd., Dynasty will have access to the largest distribution network in the country for prepaid cards. A contract with Sohu.com will provide an exclusive portal for reaching millions of people, and links with both the Betex Group and Sino Strategic International will provide windows to high volume lottery retail sites. An agreement with Las Vegas From Home.com Entertainment Inc. (“LVFH”) will enable Dynasty to provide its own Mahjong game, together with LVFH’s full suite of very popular Asian-style specialty games, to its marketing channel partners. Multi-site online play of Mahjong in China is expected to begin by end-March 2007.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved of the contents of this news release.

Forward-looking Statements
This press release contains certain forward-looking statements with respect to the Corporation. These forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.

About Dynasty Gaming Inc.

Through its wholly owned subsidiaries, Dynasty Gaming is aggressively pursuing agreements with major companies in the People’s Republic of China for the development, marketing and distribution of government-approved online applications for its proprietary Mahjong software. Success to date includes the establishment of a relationship with Beijing Junnet Science and Technology Company Limited (www.junnet.cn), one of the largest prepaid card distributors in China, for the marketing and distribution of prepaid cards for accessing a play-for-points version of Mahjong on sites in China. Dynasty has also entered into a formal agreement with Sohu.com Inc. (www.sohu.com), one of China’s most widely used interactive online sources for information, entertainment and communications incorporating a leading portal with more than 100 million registered users.

Dynasty’s relationship with Sun Media Investment Holdings Ltd. (www.chinasunmedia.com), China’s largest privately owned multi-media provider, represents a powerful channel through which to create enhanced awareness of an online version of Mahjong, a national sport in China. Agreements also exist with Betex (www.betexgroup.plc.uk) covering sports lotteries and SSI (www.sino.com) covering welfare lotteries, which further expand the range of distribution channels through which Dynasty-sourced content will be marketed and managed in China. An agreement with Las Vegas From Home.com Entertainment Inc. (www.lvfh.com) will enable Dynasty to provide its own Mahjong game, together with LVFH’s full suite of very popular Asian-style specialty games, including 13-card poker (Poker 13 Zhang), Big 2 and Super Big 2 (Chu Da Di / Da Lao Er) and Fight the Landlord (Dou Di Zhu), to all of its marketing channel partners in China. Commencement of multi-site online play of Mahjong in China is expected to begin by March 2007. Competition for seats at a World Cup of Mahjong event, scheduled for the second quarter of 2007 in Macau, PRC, will serve as an incentive for a large universe of players.

Dynasty Gaming’s 91.6 million common shares, issued and outstanding, are widely held by Canadian and U.S. investors. Full information on Dynasty Gaming can be found at www.dynastygaming.com.

For Additional Information Contact:

Albert Barbusci	Thomas Walsh
Dynasty Gaming Inc.	Alliance Advisors, LLC
(514) 288-0900 Ext. 224	(646) 415-8321